EXHIBIT 14

CODE OF

ETHICS AND BUSINESS STANDARDS

BY ACCESSING THIS DOCUMENT, I ACKNOWLEDGE THAT IT IS NOT A CONTRACT OF EMPLOYMENT, THAT IT DOES NOT CHANGE MY STATUS AS AN AT-WILL EMPLOYEE (I.E., EITHER I OR THE COMPANY MAY TERMINATE MY EMPLOYMENT AT WILL, AT ANY TIME, FOR ANY REASON, WITH OR WITHOUT PRIOR NOTICE), AND THAT THE COMPANY MAY AMEND, CHANGE, OR OTHERWISE DEVIATE FROM ANY GUIDE, POLICY, OR PRACTICE DESCRIBED THEREIN AT THE COMPANY’S SOLE DISCRETION.

Message from the CEO

Health care is among the most regulated sectors of the American economy. The physicians we serve and their patients expect us to provide the most professional services in compliance with the law and our values. Therefore, US Oncology developed its Compliance Program and Code of Ethics and Business Standards to ensure that all have a clear understanding of our commitment to professionalism, honesty and compliance with the law in conducting our business. Today, our commitment to those values remains as strong as ever.

This is your personal copy of the Code of Ethics and Business Standards (“Code”). It is an important document. You are expected to read it and comply with all provisions. Please ensure to adhere to the standards in the Code to avoid possible disciplinary action, including dismissal.

The Code provides broad guidelines for all of us to follow in the performance of daily activities, and serves as a framework for the way in which US Oncology conducts itself. These broad guidelines are reinforced in greater detail by US Oncology’s operational policies and procedures.

If, at any time, you have a concern relating to matters addressed in the Code or any other policies and procedures, please raise your concerns with your supervisor, any member of management or with Human Resources. In the event your concern cannot be resolved through established reporting channels or you prefer an alternative reporting method, you may report the matter directly to the Compliance Department or through a toll-free hotline that US Oncology has established for this purpose. Callers to the hotline may remain anonymous, and confidentiality is assured to the limits of the law to those who identify themselves. Retaliation or retribution against anyone for reporting a concern will not be tolerated.

The management team and the Board of Directors of US Oncology pledge full commitment to upholding these Standards. Together, all of us can fulfill our commitment to provide high-quality services to the physicians in our network and to conduct our business activities in accordance with the highest ethical standards and utmost integrity.

R. Dale Ross

Chief Executive Officer

Letter From the Chief Compliance Officer

“Compliance…Depends on you.’

During the years since the establishment of a voluntary compliance program, US Oncology (USON) has earned a well-deserved reputation as a model corporate citizen, conducting itself in the highest ethical manner. As members of the USON network, whether as an employee, affiliated physician or supporting clinician, we are all an integral part of the Compliance Program designed to help ensure we continue to serve patients with integrity and in compliance with the laws and regulations that govern our business. As USON’s Chief Compliance Officer, I am very proud of the excellent track record of corporate compliance.

The Compliance Program and the Code of Ethics and Business Standards help us in meeting our compliance goals and objectives in a highly regulated industry. Those goals include:

•	The prevention of instances that do not conform to the law, regulations and our internal policies.
•	The timely detection of such instances should they occur.
•	The immediate correction of identified instances not meeting legal and policy requirements.

Thus, our motto of “Compliance…Depends on you” reflects the dual expectation that each of us will not only uphold the core values of our Code of Ethics, but we will also ensure that any non-compliant activity that comes to our attention is properly reported. The Compliance Program stresses the difference between “what you have a legal right to do” verses “what is right do”. This means that although we may be in compliance with the letter of the law, we must not compromise our ethics or integrity if we are not in compliance with the spirit of the law.

To ensure that compliance concerns are appropriately addressed, USON’s Chief Compliance Officer (CCO) has responsibility for overseeing the compliance function and has direct accountability to the USON’s Audit Committee of the Board of Directors. The CCO is assisted by a Director of Compliance and Audit, who focuses on affiliated Practice compliance activities that help to ensure proper business and billing procedures. Also reporting to the CCO is the Director of Compliance, Privacy and Records Management, who is responsible for certain compliance monitoring and training activities, oversight and implementation of HIPAA privacy and security regulations, as well as state record management regulations.

Should you ever have a concern over the legal or ethical conduct of business, I encourage you to contact me directly at 1-800-381-2637 or our compliance hotline at 1-877-267-CODE (2633). I want to thank all of you for your continued support of the Compliance Program.

Frank A. Saputo

Chief Compliance Officer

The US Oncology Mission:

To increase access to and advance the delivery of high-quality cancer care in America.

US Oncology Values

•	We are advocates for cancer patients and their families. The health and well-being of the patients of our affiliated practices is our number one priority. We help patients achieve the best quality of life by providing access to high-quality cancer care.

•	We operate with personal and business integrity. In all business decisions we seek first to do the right thing. We personally model ethical behavior and support others who do the same.

•	We are committed to supporting our network of affiliated physicians. We support the needs of the network and its efforts to advance the practice of medicine by providing opportunities to expand services.

•	We value and respect our employees. Employees are empowered to contribute to the success of our business through individual development and challenging opportunities. We treat each other fairly and with respect.

•	We are committed to operational excellence and financial accountability. We aspire to be a company that is physician and patient-driven and committed to measurable service quality. We are accountable to the stakeholders of US Oncology to create value and grow our business in a responsible manner.

•	We value our entrepreneurial spirit. We are proud of our entrepreneurial roots and our success at building the world’s largest integrated cancer care network. We value an open environment, where “can-do” attitudes, creativity, and teamwork flourish.

Introduction to the Code of Ethics and Business Standards

US Oncology is an organization that provides practice management and other services to a national network of independent oncology practices. This Code applies to employees of US Oncology and its subsidiaries. In addition, US Oncology advocates adoption of this Code by its managed affiliated physician groups and their employees and, as part of its service offering, US Oncology provides assistance to such groups in implementing the principles of this Code.

The Code is intended to serve as a guide in helping US Oncology achieve its mission, and to apply its values in day-to-day activities. The Code does not create or constitute, and shall not be construed as, an expressed or implied contract of employment or otherwise. US Oncology may periodically update the Code of Ethics and Business Standards as necessary to respond to changing conditions.

The Code of Ethics and Business Standards was designed to provide guidance in determining whether there may be a legal or ethical problem in connection with business conduct. It is intended to complement, but not replace, US Oncology’s operational policies and procedures. In the absence of any policy or if a policy and the Code conflict, the Code governs. The Code is intended to provide general guidelines for the conduct of business. Operational policies and procedures of US Oncology should be referred to for more specific guidance. Failure to comply with the Code will lead to review and may result in disciplinary action up to and including dismissal.

US Oncology developed this Code of Ethics and Business Standards as part of its Compliance Program. Anyone who believes that some conduct may violate law, ethics, operational policies or the Code must report such conduct. Supervisory personnel are obligated to assist in the understanding of and adherence to the Code. In the event that a supervisor does not provide a satisfactory response to any question, or at any time an individual feels his or her concerns have not been answered or addressed to his or her satisfaction, or in the event the matter involves the conduct of a supervisor or manager, the individual should seek guidance at the next supervisory level, up to and including the highest level of management.

If a person is dissatisfied with the response, he or she may call the Compliance Office (832-601-6171) or the special Compliance Hotline available 24/7 at 1-877-267-CODE (2633). Concerns reported directly to the Compliance Office, through the Compliance Hotline, by e-mail/mail, or through other channels will be promptly and thoroughly evaluated, and investigated for proper resolution. When calling the Compliance Hotline, the caller is not required to disclose his or her identity. Anonymity is assured if requested. Calls to the Compliance Hotline regarding accounting, internal controls and auditing matters will be provided directly to the Chairman of the Audit Committee of the Board of Directors, the Chief Compliance Officer and the General Counsel as outlined by this Code.

In connection with its Compliance Program, US Oncology has established a strict

“non-retribution and non-retaliation” policy. This means no retaliatory actions may be taken against any employee for reporting suspected violations in good faith. Any allegations of retaliation should be reported immediately to the Chief Compliance Officer.

Anyone who may have concerns or suggestions for improvements in the Compliance Program, is encouraged to write to the US Oncology Compliance Program at 16825 Northchase Drive, Suite 1300, Houston, TX, 77060, attention Chief Compliance Officer or call the Compliance Office (832-601-6171).

Code of Ethics For Chief Executive

& Senior Financial Officers

We recognize that ethical conduct including maintaining our values and compliance with all applicable laws, regulations and policies begins at the top of our organization. This is especially true in maintaining our commitment to financial accountability and integrity. Therefore, we have established clear standards for those who have the ultimate responsibility for our financial integrity.

The Chief Executive and Senior Financial Officers (which include, but are not necessarily limited to, Chief Financial Officer, Chief Accounting Officer, Vice President Financial Operations, and Director of Financial Reporting) are critical to the integrity, accuracy and transparency of the Company’s SEC filings and submissions, and other public communications, and to establishing policies and procedures in that regard. This entire Code applies to our Chief Executive and Senior Financial Officers. Waivers of or modifications of this Code applicable to the Chief Executive Officer or a Senior Financial Officer must be publicly disclosed in accordance with applicable law. In addition, the Chief Executive Officer and Senior Financial Officers fulfill their particular responsibility by establishing and supervising policies and procedures that:

•	Promote honest and ethical conduct (including the ethical handling of apparent conflicts of interest between personal and professional relationships).

•	Promote the prompt internal reporting of Code violations to an appropriate person or persons identified in this Code. (This reporting shall be done pursuant to systems prescribed by this Code).

•	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that US Oncology files with, or submits to, the SEC and in other public communications.

•	Promote compliance with federal, state or local statutes, regulations and administrative procedures that are applicable to the company.

•	Promote accountability for adherence to this Code.

QUALITY OF SERVICES

CONDUCT STANDARD NO. 1: We shall provide services in a high-quality, responsible, reliable, appropriate and cost-effective manner to assist physicians and others within the network who provide patient care in the provision of high-quality care to patients

•	Each of us shall strive to deliver high-quality-services and take actions designed to enable physicians to provide high-quality services to patients.

•	Each of us shall work to create and maintain a safe and compassionate environment that facilitates the healing and recovery process.

•	Every patient must be treated with dignity, respect and compassion at all times.

•	We shall conduct clinical research activities in accordance with applicable laws and relevant scientific standards.

•	Each of us shall affirmatively address any deficiency or error by reporting it to a supervisor who can assess the problem and take appropriate action.

COMPLIANCE WITH LAW

CONDUCT STANDARD NO. 2: We shall operate the business in compliance with applicable laws, regulations and policies and in accordance with the highest ethical standards.

•	All of us are expected to be familiar with the laws applicable to our area of work, comply with such laws and maintain the highest level of honesty and integrity in business conduct.

•	Each of us shall comply with laws that prohibit the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients or the purchase, lease or order of any item or service, in each case that is covered by any federal or state health program, including Medicare and Medicaid.

•	Each of us shall comply with the federal securities laws that limit the purchase or sale of a security at a time when the person trading in that security possesses material non-public information about the user of the security.

•	All business records will be prepared in a timely, accurate and truthful manner, in accordance with internal policies and applicable law. All accounting books and records shall be prepared pursuant to the established accounting and internal control policies, and financial statements shall be prepared in accordance with GAAP (Generally Accepted Accounting Principles in the United States).

•	We shall maintain and dispose of business and other records in accordance with US Oncology policies and applicable laws relating to records retention.

•	Periodic financial reports will be certified and filed in full accordance with applicable laws and internal policies and procedures. Disclosures will be timely, full, fair, accurate and understandable.

•	Each of us shall promptly report to management when there is a reason to believe a violation of law, regulation, policy or the Code has occurred or may have occurred.

•	All of us have a special obligation to Company investors and potential investors. We must report any concerns or complaints regarding US Oncology’s accounting practices to the Chief Compliance Officer or the Compliance Hotline. The Chief Compliance Officer will ensure that all such reports are forwarded to the Board of Directors.

HUMAN RESOURCE CONSIDERATIONS

CONDUCT STANDARD NO. 3: We shall reasonably protect, support and develop each individual in a fair and equitable manner by providing opportunities for professional satisfaction, pride of work, and career growth.

•	All persons will demonstrate proper respect and consideration. Discriminatory treatment, sexual harassment or other unlawful harassment of any type will not be tolerated.

•	Equal employment opportunities will be extended to all individuals regardless of race, color, religion, sex, national origin, age, disability, or any other unlawful selection/evaluation criteria.

•	Supervisors have a responsibility to create an environment in which concerns can be raised and openly discussed, to listen to concerns, and to respond in a reasonable time.

•	No individual shall take any retaliatory action against any employee as a result of good faith reporting of any concerns to appropriate company officials, the Compliance Hotline or to appropriate law enforcement authorities.

•	No one shall report to work in an impaired condition arising out of the inappropriate use of drugs or alcohol. Any individual who is so impaired shall not be permitted to remain on the job.

•	Each of us shall maintain and safeguard confidential staff information in accordance with law and applicable policies and procedures, including taking reasonable measures to prevent unauthorized or unlawful disclosure.

HEALTH & SAFETY

CONDUCT STANDARD NO. 4: We shall develop and follow appropriate procedures to protect the health and safety, and create a professional work and treatment environment, for patients, staff, and others in our facilities.

•	Each of us assists in the promotion of general safety and cleanliness of the facilities.

•	Each of us shall perform our work in a manner so that no reasonably avoidable harm is caused to self, patients, affiliates, or others.

•	Each of us shall comply with applicable laws and internal policies that relate to medical waste and hazardous materials, and exercise due diligence and care with respect to the generation, storage, discharge or disposal of such materials.

•	Each supervisor is charged with the responsibility to ensure that all receive proper training in healthy and safe work practices, and to develop programs to eliminate or minimize, to the extent reasonably feasible, any hazards to the health and safety of staff and patients, in accordance with applicable laws and regulations.

•	Each of us shall report any practice or condition to the appropriate supervisor that may violate any health or safety law, rule, regulation, or standard.

CONFLICTS OF INTEREST

CONDUCT STANDARD NO. 5: We shall refrain from and avoid conflicts of interest, or the appearance of conflicts, between the private interests of anyone and his or her work-related responsibilities.

•	Each of us shall refrain from engaging in any action, activity or transaction that would create an actual or potential conflict of interest with respect to our work-related responsibilities. Conflicts of interest exist where actions or activities result in an improper personal gain or advantage to an individual, improperly influence business judgment or the performance of business activities, or give rise to divided loyalty.

•	We shall not use improperly or for personal gain any confidential information belonging to US Oncology or an affiliated practice that has not been released to the general public. This prohibition includes buying or selling any securities that may be affected by such confidential information.

•	No one may work (as an employee, independent contractor, or otherwise) for a company that is in competition with or provides supplies or services to US Oncology or an affiliated practice unless authorized in writing by the Chief Compliance Officer, Vice President of Human Resources and General Counsel.

•	Each of us shall promote competitive procurement in the selection of subcontractors, suppliers and vendors based on objective criteria, including quality, technical excellence, price, delivery, service and maintenance of adequate inventory, and also make procurement decisions based on a supplier’s ability to meet our needs, and not on personal relationships and friendships.

•	Each of us shall report any actual or perceived conflicts of interest to the Chief Compliance Officer, Vice President of Human Resources or the Legal Department.

•	No waiver of this conflict of interest provision may be granted without the expressed approval of the Chief Compliance Officer and the Legal Department. The determination of a conflict of interest will be the responsibility of the Chief Compliance Officer and Legal Department.

PROTECTION OF INFORMATION AND ASSETS

CONDUCT STANDARD NO. 6: We shall protect patient and corporate information from improper disclosure to the best of our abilities and use corporate assets, including information, only as authorized.

•	All persons who have access to patient information are responsible to ensure that such information, in whatever form, is protected against improper access or use by unauthorized individuals.

•	All persons must safeguard, the use and disclosure of protected health information, including information related to treatment, medical history, current health status, payment for treatment and other information contained in patient records, in accordance with HIPAA privacy and security regulations, state law and US Oncology policies and procedures.

•	All new employees and affiliated physicians are afforded Compliance training inclusive of guidance for adherence to the HIPAA privacy and security regulations.

•	Patient lists must not be shared with any individual or entity, except as allowed by law and company policy.

•	Patient records are only released with proper authorization and in accordance with policies and procedures.

•	US Oncology assets shall be used for business purposes in accordance with relevant policies and procedures. Unauthorized disposal or removal of US Oncology property, including obsolete, surplus, or junked property, shall be considered a misuse of assets.

•	Each of us shall avoid the improper discussion and disclosure of proprietary business or confidential information both within and outside of the company.

BILLING, CODING, AND RECORDS INTEGRITY

CONDUCT STANDARD NO. 7: All involved in the delivery of patient care shall maintain timely and accurate patient records, and safeguard them appropriately to support quality care and accurate billing.

•	We are committed to accurate and truthful billing to patients and third-party payers.

•	All persons must report patient information accurately, honestly, completely and properly, in accordance with applicable law and policies.

•	We will bill only for services actually rendered, as documented in the patient’s medical record, using billing codes that accurately reflect the services rendered.

•	We shall promptly correct billing errors, including making appropriate refunds when inaccuracies are discovered.

•	We will routinely review current billing guidance to ensure accurately coded charges.

•	We will respond to questions and complaints related to a patient’s bill in a direct and honest manner.

RESPONSIBILITY OF STAFF

Meeting the high ethical standards, that are the hallmark of US Oncology and the intent of our Code of Ethics and Business Standards, requires the active involvement of everyone associated with us. Therefore, anyone who knows about or suspects a violation of law, company policy or this Code must report this information. If you do not report a violation, you may be subject to disciplinary action even if you were not directly involved. Reporting does not protect you from disciplinary action regarding your own performance or conduct, but your honesty will be considered.

RESPONSIBILITY OF SUPERVISORS & MANAGERS

Supervisors and managers must demonstrate and promote a commitment to ethical and legal behavior that is consistent with US Oncology’s mission and values. As a leader, you have the obligation to ensure that staff under your supervision:

•	Know about and follow all laws, regulations and policies applicable to their responsibilities.

•	Know the procedure for reporting suspected or actual violations of law, company policy or this Code.

•	Are encouraged to ask questions and to report actual or suspected violations of law, company policy or this Code.

If anyone comes to you with a question regarding compliance with a law, policy, or this Code, you are responsible for:

•	Taking steps to ensure the individual does not fear or experience retaliation.

•	Maintaining the individual’s confidentiality to the extent requested.

•	Reporting accurate information regarding the individual’s concern.

•	Pursuing the appropriate process so that reports of violations or suspected violations can be further investigated.

•	Informing the individual that you have followed through on his or her report.

Statement of Understanding

1.	I acknowledge that I have received my personal copy of the US Oncology Code of Ethics and Business Standards. I have read the contents and understand the promotion of open communication in the work environment. I agree to fulfill those duties and responsibilities as set forth in the Code of Ethics and Business Standards and to be bound by these standards.

2.	I will fulfill my duties as stated in policies pertinent to my job responsibilities.

3.	I attest that I have received the initial Compliance and HIPAA Privacy and Security policies and procedures training.

4.	I understand that it is my responsibility to participate in the annual Compliance Training Program and acknowledge that I may be ineligible for a merit and/or a performance based increase as well as a promotion until training is complete.

5.	I attest that I am unaware of any current conflicts of interest in the workplace and further attest that if I discover a conflict of interest I will report it to the appropriate party(ies).

6.	Depending upon my job duties, I may be in a physician office setting with direct contact with oncology patients. I understand the types of service and care being provided to patients in this setting, including but not limited to the following:

•	The patient services provided at this location may include storage, use and disposal of chemotherapeutic agents. Patients may also be receiving radioactive material or radiation therapy within this site or another facility. I may have direct contact with patients who have transmittable infections. There is a potential risk of exposure to blood, body fluids, radioactive agents, chemotherapeutic agents, and hazardous waste.

•	I understand that training sessions in proper safety procedures are available upon employment and annually for my protection and well-being.

•	I have been given the opportunity to learn about and discuss this statement of understanding.

By signing below, I hereby acknowledge and agree to the terms of this statement of understanding and affirm my obligation to comply with all of the US Oncology policies, procedures and workplace rules, as well as all applicable laws. THIS IS NOT A CONTRACT OF EMPLOYMENT.

Signature	Date

Print Name	Employee ID number

Please forward a copy of the acknowledgment to: US Oncology Compliance Department, located at 16825 Northchase Drive, Suite 1300, Houston, Texas, 77060, provide a signed copy to the individual, and maintain the original in their personnel file.

Physician Statement of Understanding

I have received the US Oncology Code of Ethics and Business Standards and agree to comply with its terms. THIS IS NOT A CONTRACT OF EMPLOYMENT.

Signature	Date

Print Name	Employee ID number

Please forward a copy of the acknowledgment to: US Oncology Compliance Department, located at 16825 Northchase Drive, Suite 1300, Houston, Texas, 77060, provide a signed copy to the physician, and maintain the original in the physician’s personnel file.